United States securities and exchange commission logo





                              June 9, 2021

       David Weinstein
       Chief Executive Officer
       NewLake Capital Partners, Inc.
       27 Pine Street, Suite 50
       New Canaan, CT 06840

                                                        Re: NewLake Capital
Partners, Inc.
                                                            Draft Registration
Statement on Form S-11
                                                            Submitted May 12,
2021
                                                            CIK No. 0001854964

       Dear Mr. Weinstein:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-11 submitted on May 12, 2021

       General

   1. We note that you have elected to be taxed as a REIT and you do not appear to have identified uses for the
proceeds of this offering. Please revise your disclosure to identify this offering as a
blind pool and include the disclosure required by Industry Guide 5, as applicable, or provide
us with a detailed legal analysis explaining why you do not believe
                                                        Guide 5 is applicable
to your offering. Please also refer to Securities Act Release 33-6900
                                                        (June 17, 1991) and CF
Disclosure Guidance: Topic No. 6 for additional guidance.
   2. We note that the placement agents are not obligated to sell any amount of shares and that there may be shares
that are unsold upon termination of this offering. In addition, we note that the prospectus
does not currently indicate the length of the offering period. Please
 David Weinstein
FirstName  LastNameDavid    Weinstein
NewLake Capital  Partners, Inc.
Comapany
June 9, 2021NameNewLake Capital Partners, Inc.
June 9,
Page 2 2021 Page 2
FirstName LastName
         revise the registration statement cover page to indicate by check mark that the securities are to be offered on a delayed or continuous basis pursuant to Rule 415 and include the undertakings required by Item 512 of Regulation S-K or tell us why you do not believe this is applicable to your offering. We also note that you intend to engage an escrow agent. Please identify the escrow agent and include the escrow agreement as an exhibit to your registration statement.
Risk Factors
"Our tenants have limited operating histories and may be more susceptible to payment and other lease defaults . . . ,", page 25

3. We note that this risk factor discloses, among other items, that you may be unable to adequately monitor and evaluate tenant credit quality. In an appropriate section of your prospectus, please discuss in more detail how you monitor for tenant credit quality.
Business and Properties, page 80

4. Please tell us, and expand your disclosure to describe, how average yield on invested capital is used by management and why you believe this metric provides useful information to investors. Given you are a self managed REIT, explain to us how you considered the need to provide a metric that includes the cost of managing your portfolio.
Our Properties, page 83

5. Please expand your footnote disclosure on page 83 to define "tenant reimbursement commitments" in the context provided.
6. Please also disclose the average effective annual rental per square foot for your existing portfolio. Please refer to Item 15(e) of Form S-11 for guidance.
7. We note that properties leased to Cresco Labs represent approximately 23% of total rentable square footage and approximately 24% of total annualized rental revenue. Please tell us whether you believe a significant asset concentration exists with respect to properties leased to Cresco Labs, and if so, tell us how you considered the need to provide financial statements of Cresco Labs as a significant tenant. Principal Stockholders, page 134

8. For the entities listed in your table, please revise the related footnotes to identify the natural person or persons who have voting and investment control over such shares.
Plan of Distribution, page 177

9. We note the statement on page 177 that you will enter into securities purchase agreements
         "directly with the investors in connection with this offering, and will only sell to investors who have entered into a securities purchase agreement." Please file the agreement as an exhibit and revise where appropriate to address the steps you and third parties anticipate
 David Weinstein
NewLake Capital Partners, Inc.
June 9, 2021
Page 3
      taking to seek the creation of an active public market on the OTCQX. Additionally, as there is no minimum, please revise "Use of Proceeds" and where appropriate to address the possibility you raise substantially less than the maximum.
Unaudited Pro Forma Financial Statements
Introduction to Unaudited Pro Forma Financial Statements, page F-2

10. We note that you intend to account for the merger between GreenAcreage Real Estate
      Corp and NewLake Capital Partners as an asset acquisition. Please provide us with an analysis supporting your accounting conclusion. Reference is made to ASC Topic 805-
      10-55-1 through 805-10-55-9.
Financial Statements of Greenacreage Real Estate Corp.
Note 3 - Investments in Real Estate, page F-16

11. We note that the November 17, 2020 sale price of the Sanderson, FL property was based on the fair value of your common stock and the OP Units. Please tell us, and disclose, how the fair value of the shares and partnership units exchanged in the transaction were determined. In your response, tell us how you considered the guidance in ASC Topic 845 in determining how to value the transaction.
Note 4 Related Party Transactions, page F-18

12. Please tell us how you accounted for the internalization of your manager. In your response, please tell us how the transaction was structured (e.g., business combination, asset acquisition, termination of management agreement). In addition, please tell us whether your prior manager had any significant assets or liabilities at the time of the transaction.
        You may contact William Demarest at (202) 551-3432 or Robert Telewicz at (202) 551-
3438 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin at (202) 551-3391 or James Lopez at
(202) 551-3536 with
any other questions.



                                                            Sincerely,
FirstName LastNameDavid Weinstein
                                                            Division of
Corporation Finance
Comapany NameNewLake Capital Partners, Inc.
                                                            Office of Real
Estate & Construction
June 9, 2021 Page 3
cc:       James V. Davidson
FirstName LastName